FILE # 82-2877

02 AUG 16 AM 9:27

BCSC

British Columbia Securities Commission

QUARTERLY ... RT
BC
(pre...

02049376

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 Georgia Street, Vancouver, British Columbia V7Y 1L2 Toll Free in British Columbia 1-800-373-6393

SUPPL

INSTRUCTIONS

This report is to be filed by Exchange Issuers within 60 days of he end of their first, second and third fiscal quarters and within 140 days of their year end. "Exchange Issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada.

ISSUER DETAILS				
NAME OF ISSUER Gallery Resources Limited			FOR QUARTER ENDED 2002/05/31	DATE OF REPORT YYYY / MM / DD 2002/07/19
ISSUER ADDRESS 1520 700 West Pender Street				
CITY Vancouver	PROVINCE British Columbia	POSTAL CODE V6C 1G8	ISSUER FAX # 604.662.8616	ISSUER TELEPHONE # 604.662.8119
CONTACT PERSON Brian Cawley		CONTACT'S POSITION Director		CONTACT TELEPHONE # 604.731.1191
CONTACT EMAIL ADDRESS bcawley@cawley-assoc.com		WEB SITE ADDRESS		

PROCESSED
AUG 2 1 2002
THOMSON FINANCIAL

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY / MM / DD
	Bruce Costerd	2002/07/31
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY / MM / DD
	Brian Cawley	2002/07/31

dlw 8/19

FILE # 82-2877

NOTES TO THE FINANCIAL STATEMENTS
MAY 31, 2002
(UNAUDITED - SEE NOTICE TO READER)

NOTE 1 BASIS OF PRESENTATION

The interim period financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company=s latest annual report.

NOTE 2 COMPARATIVE FIGURES

Certain figures presented for comparative purposes have been reclassified to conform with the current year presentation.

FILE # 82-2877

GALLERY RESOURCES LTD.
VANCOUVER, B.C.

QUARTERLY REPORT

FOR THE THREE MONTHS ENDED MAY 31, 2002
(UNAUDITED - SEE NOTICE TO READER)

FILE #82-2877

Gallery Resources Ltd.
Pender Place One
Suite 1520 - 700 West Pender Avenue
Vancouver, BC V6C 1G8

NOTICE TO READER

We have compiled the interim financial information of Gallery Resources Ltd. and a summary balance sheet as at May 31, 2002 consisting of the Statement of Deferred Development Expenditures, Statement of Loss and Deficit, and Statement of Cash Flows for the three months then ended from the information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, British Columbia
July 19, 2002

FILE # 82-2877

GALLERY RESOURCES LTD.
BALANCE SHEET
MAY 31, 2002
(UNAUDITED - SEE NOTICE TO READER)

	May 31, 2002	February 28, 2002 (AUDITED)
ASSETS		
CURRENT ASSETS:		
Accounts receivable	$ 11,873	$ 103,914
Shares subscriptions receivable	305,000	-
Prepaid expenses	175,489	223,098
Total current assets	492,362	327,012
TERM DEPOSIT	3,500	10,000
MINING CLAIMS	871,310	788,710
DEFERRED DEVELOPMENT EXPENDITURES	6,625,969	6,582,673
CAPITAL ASSETS	105,025	109,351
	$ 8,098,166	$ 7,817,746
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Bank advances	$ 110,965	$ 35,717
Accounts payable and accrued liabilities	155,181	234,329
	266,146	270,046
SHAREHOLDERS' EQUITY:		
Capital stock:		
Authorized: Unlimited number of common voting shares		
Issued: 93,165,403 common shares (February 28, 2002 - 83,965,403 shares)	20,677,482	19,757,482
Commitment to issue shares	-	125,000
Deficit, per accompanying statement	(12,845,462)	(12,334,782)
Total shareholders' equity	7,832,020	7,547,700
	$ 8,098,166	$ 7,817,746

Bruce Costerd [signature] Director

Brian Cawley [signature] Director

FILE# 82-2877

GALLERY RESOURCES LTD.
STATEMENT OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED MAY 31, 2002
(UNAUDITED - SEE NOTICE TO READER)

	2002	2001
Interest income	$ 155	$ 344
Administrative expenditures	504,627	442,584
Loss from operations	(504,472)	(442,240)
Write-down of mineral properties	6,208	14,526
NET LOSS	(510,680)	(456,766)
DEFICIT, beginning of period	(12,334,782)	(11,249,094)
DEFICIT, end of period	$ (12,845,462)	$ (11,705,860)

FILE # 82-2877

GALLERY RESOURCES LTD.
STATEMENT OF DEFERRED DEVELOPMENT EXPENDITURES
FOR THE THREE MONTHS ENDED MAY 31, 2002
(UNAUDITED - SEE NOTICE TO READER)

	2002	2001
Expenditures		
Amortization	$ 3,619	$ 11,676
Subcontractors	43,487	200,358
Wages and employee benefits	2,398	2,440
Increase in deferred development expenditures during the period	49,504	214,474
Deferred development expenditures at beginning of year	6,582,673	6,101,985
Deferred costs written off	(6,208)	(14,526)
DEFERRED DEVELOPMENT EXPENDITURES, end of period	$ 6,625,969	$ 6,301,933

FILE# 82-2877

GALLERY RESOURCES LTD.
STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MAY 31, 2002
(UNAUDITED - SEE NOTICE TO READER)

	2002	2001
Cash flows from operating activities		
Cash paid to suppliers and employees	$ (489,303)	$ (786,765)
Interest received	155	344
	(489,148)	(786,421)
Cash flows from financing activities		
Issue of share capital	490,000	798,250
	490,000	798,250
Cash flow from investment activities		
Term deposit redeemed	6,500	-
Mineral property acquisition costs	(82,600)	(33,750)
	(76,100)	(33,750)
Increase in bank advances	(75,248)	(21,921)
Bank advances, beginning of period	(35,717)	(16,970)
Bank advances, end of period	$ (110,965)	$ (38,891)

FILE#82-2877

Gallery Resources Limited
Quarterly Report
May 31, 2002

Schedule B: **SUPPLEMENTARY INFORMATION**

1.0 Analysis of expenses and deferred cost.
- (a) Information is contained in Schedule A.

2.0 Related party transaction
- (a) Wages, benefits and compensation for financing the company $300,000.

3.0 Summary of securities issued and options granted during the period.

(a) Private Placements		**Common shares**	**Consideration**
	4,900,000	.10	Cash
	3,100,000	.10	Share for debt
(b) Warrants			
Exercised	Nil		
Issued	8,000,000	.10	
Expired	6,200,000		
(c) Options			
Exercised	1,200,000	.10	Share for debt
Issued	1,700,000	.10	

4.0 Summary of securities as at end of reporting period.
- (a) The authorized capital: The company has unlimited number of common voting shares and 93,165,403 shares are issued and outstanding;
- (b) The number of options exercised is 1,200,000;
- (c) The number of warrants exercised is nil;
- (d) The number of warrants expired is 6,200,000;
- (e) The number of warrants issued is 8,000,000;
- (f) The number of options outstanding is 7,240,000;
- (g) The number of warrants outstanding is 19,000,000.

FILE # 82-2877

Schedule C: MANAGEMENT DISCUSSION AND ANALYSIS

1. Description of Business:

Gallery Resources Limited, a Vancouver based junior mining company, is actively exploring eastern Canada and holds the mineral rights to 4 principal exploration properties in Newfoundland and Labrador. The Company first explored Labrador in the mid-1990's following the discovery of the rich Voisey's Bay deposits in northern Labrador. The Okak Bay and Cabot Lake properties both contain surface and drill indications of Voisey's Bay type Nickel-Copper-Cobalt enriched magmatic sulphide mineralization. The company has maintained twenty two mineral claims in the Cariboo Mining District in the Province of British Columbia. These claims comprises of 6 placer mining leases and 16 hard rock claims.

The Katie Property is one of Newfoundland's largest exploration properties covering 36,800 acres of a highly prospective belt of volcanic rocks in which there has been a recent discovery of very high grade zinc-copper-lead-silver-gold mineralization. A combination of equity financing and continue support from the Junior Company Exploration Assistance Program (JCEAP), administered by the Newfoundland Department of Mines and Energy had assisted Galley in the drill testing of the Katie property. In early 2001 , the Katie produced positive results with the intersection of base metals and precious metals mineralized zones. Gallery will continue to drill test this property.

There are no immediate plans for 2001 exploration work on the Labrador properties. Both the Okak Bay and Cabot Lake Properties carry sufficient exploration expenditures incurred during 1996 to 2000 to maintain these properties in good standing for the next several years. Base camp facilities and drill equipment are stored onsite to facilitate future exploration activities on the 2 Labrador Properties.

2. Properties:

On April 16, 2001 Gallery optioned the LERQ Property from Prospectors, Larry, Eddie and Roland Quinlan of Birch Bay, NF. Under the terms of this Option Agreement Gallery was required to make an initial payment of $8,000 cash and issue 45,000 common shares to the Quinlan brothers and make property payments and also incur expenditures of $320,000 over a three year period to earn a 100% interest in the LERQ Property, subject to a 3% Net Smelter Royalty. The LERQ Property adjoins Gallery's Katie Property in Central Newfoundland and also covers favorable geology intersected in drilling completed to date.

The company has relinquished the Baker Brook Property and the Gullbridge Mine Property.

FILE# 82-2877

3. Subsequent Events:

(a) Agreement with BHP Billiton: The company has entered into a joint venture agreement with BHP Billiton Diamonds Inc. The agreement provides Gallery with an opportunity to earn an interest in a number of Ni-Cu-PGM resources opportunities identified by BHP Billiton in eastern Canada. The joint venture has staked 2,181 claims in western Labrador. Gallery will be the operator of the joint venture and will fund the initial $1,000,000 exploration budget to earn 50 % interest in the joint venture. The terms of this agreement is a minimum expenditure of $ 250,000 per year over period of four years.